August 26, 2019

John Kollins
President and Chief Executive Officer
Satsuma Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 221
South San Francisco, CA 94080

       Re: Satsuma Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed August 16, 2019
           File No. 333-233347

Dear Mr. Kollins:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Registration Statement on Form S-1 filed August 16, 2019

Prospectus Summary
Overview, page 1

1. We note your revised disclosure in response to our prior comment 1 that DHE exposure following STS101 administration was "similar to or greater than DHE exposures reported with other dosage forms." Please further revise this sentence to clarify that the "other dosage forms" you refer to only include Migranal DHE mesylate liquid nasal spray, DHE mesylate IM injection and DHE administered via pulmonary inhalation (MAP0004). In this regard, we note that you did not compare drug exposure levels of STS101 with IV delivery of DHE.
 John Kollins
Satsuma Pharmaceuticals, Inc.
August 26, 2019
Page 2

        You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679
if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,
FirstName LastNameJohn Kollins
                                                        Division of Corporation
Finance
Comapany NameSatsuma Pharmaceuticals, Inc.
                                                        Office of Healthcare &
Insurance
August 26, 2019 Page 2
cc:       Brian J. Cuneo - Latham & Watkins LLP
FirstName LastName